1875 W. Walnut Hill Ln, #100

Irving, TX 75038

October 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric Atallah

Tara Harkins

RE: Biote Corp.

Form 10-K for the Year Ended December 31, 2022

Filed March 29, 2023

Form 8-K Filed August 10, 2023

File No. 001-40128

Ladies and Gentlemen:

On behalf of biote Corp. (the “Company”), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated September 21, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Current Report on Form 8-K filed on August 10, 2023.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 64

1.
We note within your non-GAAP reconciliation that you present certain line items including but not limited to “Loss from extinguishment of debt and other non-operating items,” “Transaction-related expenses,” and “Litigation and other.” Please tell us and revise future filings to quantify and explain the components of these adjustments including the nature of the charges and what they represent. Within your discussion, explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“Non- GAAP C&DI”). Please note that this comment also applies to your Forms 10-Q for the quarter ended March 31, 2023 and June 30, 2023 and your Form 8-K filed on August 10, 2023.

Response

The Company respectfully acknowledges the Staff’s comment and advises that it has considered Item 10(e) of Regulation S-K and the Division of Corporate Finance’s Compliance and Disclosure Interpretations of Non-GAAP measures (“Non-GAAP C&DI”).

As background, biote Corp. respectfully advises the Staff that on May 26, 2022, the Company (formerly Haymaker Acquisition Corp. III) consummated a series of transactions pursuant to a business combination with BioTE Holdings, LLC (“Holdings”) and certain other parties, pursuant to which the Company’s predecessor (Holdings, together with its direct and indirect subsidiaries) became a publicly traded company for the first time (the “Business Combination”). In connection with the Business Combination, the Company incurred a number of expenses that were not normal, recurring or cash operating expenses necessary to operate the Company’s business, but rather expenses that were incurred in connection with a one-time reorganization of the Company. Many of the adjustments included the Company’s Adjusted EBITDA measure relate to these expenses. The Company believes excluding these non-operating expenses that are not necessary to operate the Company’s business from the non-GAAP measure provides the Company’s stockholders with a view of the Company’s ongoing business operations that the Company believes is useful to them. The Company discusses “Loss from extinguishment of debt and other non-operating items,” “Transaction-related expenses,” and “Litigation and other” in further detail as follows:

•
Adjustment for loss from extinguishment of debt and other non-operating items
•
The adjustment to net income represents the unamortized debt issuance costs associated with the Company’s prior credit agreement with Bank of America that were charged to loss on extinguishment of debt upon the full repayment of the loan in connection with the Business Combination in the second quarter of 2022, interest income earned on the Company’s money market account and realized foreign currency gains and losses. For the year ended 2021, this adjustment represents interest income earned on the Company’s money market account and realized foreign currency gains and losses. The Company believes the components of loss from extinguishment of debt and other non-operating expense are not part of its normal operating expenses necessary to operate the business and may appropriately be considered non-GAAP adjustments to the Company’s financial measure of adjusted earnings before interest, taxes, depreciation and amortization. With respect to the loss on extinguishment of debt, the Company believes this to be an appropriate adjustment given it no longer has any outstanding debt with respect to this credit facility and an extinguishment is not a recurring operating expense. The Company excludes interest income earned on its money market account and realized foreign currency gains and losses because they are not part of the Company’s operating business, Company’s management does not look at interest income earned on the Company’s money market account or realized foreign currency gains and losses when it evaluates its business or results of operations and the Company believes excluding these items provides stockholders a better and more consistent view of the results of its ongoing business operations due in part to the variability of these items from period to period, which does not relate to the Company’s operations. The Company respectively advises the Staff that in consideration of Question 100.05 of the Non-GAAP C&DI it disclosed loss on extinguishment of debt separately from other non-operating expenses in its Forms 10-Q for the quarter ended March 31, 2023 and June 30, 2023 and in its Form 8-K filed on August 10, 2023 In future filings, the Company will expand its disclosure to explain the components of the “other non-operating items,” consistent with its presentation below under “Revised Presentation of Adjusted EBITDA Reconciliation.”
•
Adjustment for transaction-related expenses
•
The adjustment to net income for the years ended December 31, 2022 and 2021 and for the quarters ended March 31, 2022 and June 30, 2022 represents transaction costs including professional services fees, legal fees, consulting fees, share redemption costs and transaction bonuses in connection with the Business Combination. The Company respectively advises the Staff that it considered the Non-GAAP C&DI measures and believes that because these expenses relate to a one-time reorganization of the Company, as discussed above, and the components of the costs associated with this adjustment are discrete and not normal, recurring or cash operating expenses necessary to operate the business and may appropriately be considered non-GAAP adjustments to the Company’s financial measure of adjusted earnings before interest, taxes, depreciation and amortization. In future filings, the Company will expand its disclosure to explain the components of “transaction-related” expenses consistent with its presentation below under “Revised Presentation of Adjusted EBITDA Reconciliation.”
•
Adjustment for litigation and other
•
The adjustment to net income for the years ended December 31, 2022 and 2021 and for the quarters ended March 31, 2023 and 2022 and June 30, 2023 and 2022 and for the six months ended June 30, 2023 and 2022 represents litigation expenses incurred to defend the Company against claims asserted by the Company’s former owner, legal settlements, executive transition costs, severance, executive recruiting costs, private air transportation expenses incurred by the Company’s previous controlling stockholder, financial due diligence fees and fees associated with strategic opportunities to expand the Company’s business, including, consulting fees and legal fees, professional services and legal fees incurred in connection with (1) the filing of, and transactions contemplated by, the Company’s (i) Registration Statement on Form S-1 (File No. 333-268748), originally filed with the SEC on December 12, 2022, (ii) Registration Statement on Form S-8 (File No. 333-271421), filed with the SEC on April 24, 2023 and (iii) Registration Statement on Form S-4 (File No. 333-271782), originally filed with the SEC on May 9, 2023, and (2) professional services fees associated with the restatement of the Company’s June 30, 2022 and September 30, 2022 financial statements. The Company respectively advises the Staff that it considered the Non-GAAP C&DI and believes components of the costs associated with this adjustment are discrete and not normal or recurring and are not reflective of the Company’s ongoing operating expenses that are necessary to operate the business and may appropriately be considered non-GAAP adjustments to the Company’s financial measure of adjusted earnings before interest, taxes, depreciation and amortization. The Company believes litigation expenses incurred to defend against the Company’s former owner to be appropriate as the litigation costs were expenses that are non-recurring, discrete and not part of the Company’s normal business operations. All litigation costs incurred in the ordinary course of business have been excluded from this adjustment. Legal settlements were non-recurring, discrete in nature and not part of the Company’s ongoing operating expenses and therefore, the Company considers them an appropriate adjustment to assist investors in evaluating the Company’s business operations. The executive transition costs relate to the transition of certain executives in connection with the Business Combination and becoming a publicly traded company, which resulted in expenses in more than one period due to an extended transition period. The Company believes these costs are non-recurring and not part of the Company’s ongoing operating expenses. The expenses incurred for private air transportation for the Company’s previous controlling stockholder are also not part of the Company’s normal business operations. Following the Business Combination, the prior owner is not able to expense private air transportation and the Company has a new travel policy pursuant to which all current executive officers use commercial airlines. With respect to financial due diligence and fees associated with strategic opportunities to expand the Company’s business, including consulting and legal fees, the Company has not been acquisitive and acquisitions are not a part of its business plan, and these expenses relate to one-off opportunities outside the ordinary course of business therefore, it believes these to be costs that are discrete and not part of the Company’s ongoing expenses necessary to operate the business. Costs for professional services and legal fees incurred in connection with the Company’s SEC filings and securities offerings discussed above, including professional service fees associated with the Company’s restatement, were considered an appropriate non-GAAP adjustment as they are discrete in nature and outside the Company’s ordinary course of business. The Registration Statement filed on Form S-1 was related to a secondary offering of shares. The Registration Statement on Form S-8 was filed to register additional shares under the Company’s Equity Incentive Plan and the Employee Stock Purchase Plan. Neither of these filings represent recurring operating expenses and the Company believes they are appropriate non-GAAP adjustments to the Company’s financial measure of adjusted earnings before interest taxes, depreciation and amortization. The Registration Statement on Form S-4 was related to an offer to the holders of warrants to exchange their warrants for shares of Class A stock. As all the warrants were tendered in this offering, there will be no further costs related to such instruments.
•
While the Company believes that the components of this adjustment are appropriate non-GAAP adjustments to its financial measure of adjusted earnings before interest, taxes, depreciation and amortization, the Company respectively advises the Staff that in consideration of the Staff’s comment and Question 100.05 of the Non-GAAP C&DI and in future filings, the Company will expand its disclosure to appropriately label and clearly describe the non-GAAP adjustments to its financial measure of adjusted earnings before interest, taxes, depreciation and amortization for all periods presented consistent with its presentation below under “Revised Presentation of Adjusted EBITDA Reconciliation.”

Revised Presentation of Adjusted EBITDA Reconciliation

Below are excerpts of the Company’s reconciliations of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss) for the year ended December 31, 2022 and 2021, the three months ended March 31, 2023 and the three and six months ended June 30, 2023 and 2022, supplemented with expanded disclosure to illustrate how the Company plans to address the Staff’s comment in its Form 10-Q for the three and nine months ended September 30, 2023 and its Current Report on Form 8-K for the three and nine months ended September 30, 2023 and in future filings.

	Year Ended
	December 31,
(In thousands)	2022	2021
Net income	$1,324	$32,619
Interest expense, net	4,047	1,672
Income tax expense	388	286
Depreciation and amortization	2,199	1,400
Loss from extinguishment of debt(1)	445	—
Share-based compensation expense(2)	82,180	—
Litigation expenses-former owner(3)	3,603	—
Litigation-other(4)	477	134
Legal settlement(5)	88	1,431
Transaction-related expenses(6)	21,627	2,387
Other expenses(7)	646	288
Gain from change in fair value of warrant liability	(5,127)	—
Gain loss from change in fair value of earnout liability	(61,770)	—
Adjusted EBITDA	$50,127	$40,218

(1)
Represents unamortized debt issuance costs of $0.4 million charged to loss from extinguishment of debt upon full repayment of the Company’s prior credit agreement with Bank of America.
(2)
Represents employee compensation expense associated with equity-based stock awards. This includes expense associated with equity incentive instruments including phantom stock awards, stock options and restricted stock units.
(3)
Represents legal expenses to defend the Company against claims asserted by the Company’s former owner.
(4)
Represents litigation expenses other than those incurred in connection with claims asserted by the Company’s former owner that are not related to the Company’s ongoing business.
(5)
Represents settlements of legal matters.
(6)
Represents transaction costs including professional services fees of $4.0 million, legal fees of $4.8 million, consulting fees of $0.2 million, filing fees of $0.4 million, share redemption costs of $7.2 million and transaction bonuses of $4.2 million, each of which were incurred in connection with the Business Combination during the year ended December 31, 2022 and professional services fees of $1.5 million, legal fees of $0.5 million and consulting fees of $0.4 million during the year ended December 31, 2021.

(7)
Represents expenses related to the transition of the CEO and CFO of $0.07 million, executive severance costs of $0.4 million, private air transportation expenses incurred by the Company’s previous controlling stockholder of $0.2 million and a realized foreign currency gain of $0.03 million during the year ended December 31, 2022 and executive severance costs of $0.04 million, private air transportation expense incurred by the Company’s previous controlling stockholder of $0.3 million and a realized foreign currency gain of $0.02 million during the year ended December 31, 2021.

	Three Months Ended
	March 31,
(In thousands)	2023	2022
Net income (loss)	$(21,430)	$9,350
Interest expense, net	1,646	356
Income tax expense	630	64
Depreciation and amortization	538	501
Share-based compensation expense(1)	2,170	—
Litigation expenses-former owner(2)	530	—
Litigation-other(3)	184	395
Legal settlements(4)	1,198	88
Transaction-related expenses(5)	324	708
Other expenses(6)	268	202
Merger and acquisition expenses(7)	21	—
Loss from change in fair value of warrant liability	1,618	—
Loss from change in fair value of earnout liability	25,410	—
Adjusted EBITDA	$13,107	$11,664

(1)
Represents employee compensation expense associated with equity-based stock awards. This includes expense associated with equity incentive instruments including phantom stock awards, stock options and restricted stock units.
(2)
Represents legal expenses to defend the Company against claims asserted by the Company’s former owner.
(3)
Represents litigation expenses other than those incurred in connection with claims asserted by the Company’s former owner that are not related to the Company’s ongoing business.
(4)
Represents settlements of legal matters.
(5)
Represents transaction costs incurred during the three months ended March 31, 2023, including professional services fees of $0.02 million and legal fees of $0.3 million that were incurred in connection with securities offerings and professional services fees of $0.2 million, legal fees of $0.3 million and consulting fees of $0.2 million each of which were incurred in connection with the Business Combination during the three months ended March 31, 2022.
(6)
Represents executive severance costs of $0.06 million, costs related to recruiting executive level management, including the Chief Commercial Officer of $0.03 million and professional services fees of $0.09 million and legal fees of $0.08 million associated with the restatement of the Company’s financial statements for the quarters ended June 30, 2022 and September 30, 2022 and a realized foreign currency loss of less than $0.01 million during the three months ended March 31, 2023 and expenses related to the transition of the CEO and CFO of $0.07 million, private air transportation expenses incurred by the Company’s previous controlling stockholder of $0.1 million and a realized foreign currency gain of less than $0.01 million during the three months ended March 31, 2022.
(7)
Represents legal fees of $0.02 million associated with strategic opportunities to expand the business during the three months ended March 31, 2023.

	Three Months Ended			Six Months Ended
	June 30,			June 30,
(In thousands, except percentages)	2023	2022		2023	2022
Net loss	$(13,095)	$(21,329)		$(34,525)	$(11,979)
Interest expense, net	1,645	714		3,291	1,070
Income tax expense (benefit)	922	(346)		1,552	(282)
Depreciation and amortization	530	563		1,068	1,064
Loss from extinguishment of debt(1)	—	445		—	445
Share-based compensation expense(2)	2,647	79,270	`	4,817	79,270
Litigation expenses-former owner(3)	1,539	167		2,069	167
Litigation-other(4)	184	79		368	474
Legal settlement (gain) loss(5)	—	(150)		1,198	(62)
Transaction-related expenses(6)	1,472	18,769		1,796	19,477
Other expenses(7)	341	45		609	247
Merger and acquisition expenses(8)	160	—		181	—
(Gain) loss from change in fair value of warrant liability	11,793	(3,399)		13,411	(3,399)
(Gain) loss from change in fair value of earnout liability	6,400	(61,680)		31,810	(61,680)
Adjusted EBITDA	$14,538	$13,148		$27,645	$24,812

(1)
Represents unamortized debt issuance costs of $0.4 million for each of the three and six months ended June 30, 2022, respectively, charged to loss from extinguishment of debt upon full repayment of the Company’s credit agreement with Bank of America.
(2)
Represents employee compensation expense associated with equity-based stock awards. This includes expense associated with equity incentive instruments including phantom stock awards, stock options and restricted stock units.
(3)
Represents legal expenses to defend the Company against claims asserted by the Company’s former owner.
(4)
Represents litigation expenses other than those incurred in connection with claims asserted by the Company’s former owner that are not related to the Company’s ongoing business.
(5)
Represents settlements of legal matters.
(6)
Represents transaction costs including professional services fees of $0.9 million and legal fees of $0.5 million during the three months ended June 30, 2023 and professional services fees of $0.9 million and legal fees of $0.8 million for the six months ended June 30, 2023 that were incurred in connection with the filing of, and transactions contemplated by, the Company’s securities offerings and professional services fees of $3.6 million, legal fees of $3.7 million, consulting fees of $0.05 million, share redemption costs of $7.2 million and transaction bonuses of $4.2 million, each of which were incurred in connection with the Business Combination during the comparative periods.
(7)
Represents professional services fees of $0.05 million associated with the restatement of the Company’s financial statements for the quarters ended June 30, 2022 and September 30, 2022, executive severance costs of $0.2 million, costs related to recruiting executive level management, including the Chief Commercial Officer of $0.1 million and a realized foreign currency gain of less than $0.01 for the three months ended June 30, 2023 and professional services fees of $0.1 million and legal fees of $0.1 million associated with the restatement of the Company’s financial statements for the quarters ended June 30, 2022 and September 30, 2022, executive severance costs of $0.2 million and costs related to recruiting executive level management, including the Chief Commercial Officer of $0.2 million and a realized foreign currency loss of $0.01 for the six months ended June 30, 2023. For the three months ended June 30, 2022, this amount represents private air transportation expenses incurred by the Company’s previous controlling stockholder of $0.05 million and a realized foreign currency gain of $0.01 million. For the six months ended June 30, 2022, this amount represents expenses related to the transition of the CEO and CFO of $0.07 million, private air transportation expense incurred by the Company’s previous controlling stockholder of $0.2 million and a realized foreign currency gain of $0.02 million.

(8)
Represents professional services fees of $0.1 million and legal fees of $0.05 million associated with strategic opportunities to expand the business during the three and six months ended June 30, 2023.

Form 8-K filed on August 10, 2023

Exhibits

2.
We note your disclosure related to “Adjusted EBITDA Margin” does not label this as a non-GAAP measure or provide a reconciliation to the most directly comparable GAAP measure. Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include the disclosures outlined in Item 10(e) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and advises that it has considered Item 10(e) of Regulation S-K. In future filings, the Company will label “Adjusted EBITDA Margin” as a non-GAAP measure and expand its disclosure to present net loss margin with equal or greater prominence to Adjusted EBITDA Margin. Below is an excerpt of Exhibit 99.1 of the Company’s Form 8-K, filed on August 10, 2023, supplemented to illustrate how the Company plans to address the Staff’s comment in future filings, beginning with the earnings release and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

	Three Months Ended			Six Months Ended
	June 30,			June 30,
(In thousands, except percentages)	2023	2022		2023	2022
Net loss	$(13,095)	$(21,329)		$(34,525)	$(11,979)
Interest expense, net	1,645.00	714.00		3,291.00	1,070.00
Income tax expense (benefit)	922	(346)		1,552	(282)
Depreciation and amortization	530	563		1,068	1,064
Loss from extinguishment of debt(1)	—	445		—	445
Share-based compensation expense(2)	2,647	79,270	`	4,817	79,270
Litigation expenses-former owner(3)	2,788	167		3,395	167
Litigation-other(4)	184	79		368	474
Legal settlement (gain) loss(5)	—	(150)		1,198	(62)
Transaction-related expenses(6)	223	18,769		469	19,477
Other expenses(7)	341	45		609	247
Merger and acquisition expenses(8)	160	—		182	—
(Gain) loss from change in fair value of warrant liability	11,793	(3,399)		13,411	(3,399)
(Gain) loss from change in fair value of earnout liability	6,400	(61,680)		31,810	(61,680)
Adjusted EBITDA	$14,538	$13,148		$27,645	$24,812

Total revenue	$49,257	$41,359		$94,100	$78,502
Net loss margin(9)	(27)%	(52)%		(37)%	(15)%
Adjusted EBITDA margin(10)	29.5%	35.2%		15.4%	18.5%

(1)
Represents unamortized debt issuance costs of $0.4 million for each of the three and six months ended June 30, 2022, respectively, charged to loss from extinguishment of debt upon full repayment of the Company’s credit agreement with Bank of America.
(2)
Represents employee compensation expense associated with equity-based stock awards. This includes expense associated with equity incentive instruments including phantom stock awards, stock options and restricted stock units.
(3)
Represents legal expenses to defend the Company against claims asserted by the Company’s former owner.
(4)
Represents litigation expenses other than those incurred in connection with claims asserted by the Company’s former owner that are not related to the Company’s ongoing business.
(5)
Represents settlements of legal matters.
(6)
Represents transaction costs including professional services fees of $0.9 million and legal fees of $0.5 million during the three months ended June 30, 2023 and professional services fees of $0.9 million and legal fees of $0.8 million for the six months ended June 30, 2023 that were incurred in connection with the filing of, and transactions contemplated by, the Company’s securities offerings and professional services fees of $3.6 million, legal fees of $3.7 million, consulting fees of $0.05 million, share redemption costs of $7.2 million and transaction bonuses of $4.2 million, each of which were incurred in connection with the Business Combination during the comparative periods.
(7)
Represents professional services fees of $0.05 million associated with the restatement of the Company’s financial statements for the quarters ended June 30, 2022 and September 30, 2022, executive severance costs of $0.2 million, costs related to recruiting executive level management, including the Chief Commercial Officer of $0.1 million and a realized foreign currency gain of less than $0.01 for the three months ended June 30, 2023 and professional services fees of $0.1 million and legal fees of $0.1 million associated with the restatement of the Company’s financial statements for the quarters ended June 30, 2022 and September 30, 2022, executive severance costs of $0.2 million and costs related to recruiting executive level management, including the Chief Commercial Officer of $0.2 million and a realized foreign currency loss of $0.01 for the six months ended June 30, 2023. For the three months ended June 30, 2022, this amount represents private air transportation expenses incurred by the Company’s previous controlling stockholder of $0.05 million and a realized foreign currency gain of $0.01 million. For the six months ended June 30, 2022, this amount represents expenses related to the transition of the CEO and CFO of $0.07 million, private air transportation expense incurred by the Company’s previous controlling stockholder of $0.2 million and a realized foreign currency gain of $0.02 million.
(8)
Represents professional services fees of $0.1 million and legal fees of $0.05 million associated with strategic opportunities to expand the business during the three and six months ended June 30, 2023.
(9)
Net loss margin is calculated as net income (loss) divided by total revenue.
(10)
Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue.
3.
We note you provide a range of forward-looking adjusted EBITDA without providing reconciliations to the most directly comparable GAAP measure or a statement that providing such reconciliations requires unreasonable efforts. In future filings, please provide reconciliations to the most directly comparable GAAP measure. If all the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(b) of the Non-GAAP C&DI.

Response

The Company respectfully acknowledges the Staff’s comment and advises that it has considered Item 10(e)(1)(i) of Regulation S-K and Question 102.10(b) of the Non-GAAP C&DI. In the Company’s Current Report on Form 8-K filed August 10, 2023, the Company disclosed its 2023 financial outlook which included a range of forward-looking adjusted EBITDA. To the extent that the Company discloses forward-looking non-GAAP financial measures in the future, including forward-looking adjusted EBITDA, it will expand its discussion of non-GAAP financial disclosures to provide additional information on forward-looking non-GAAP financial measures.

The Company respectfully advises the Staff that it plans to include enhanced disclosure related to its forward looking non-GAAP measures in future filings consistent with the following:

Forward-Looking Non-GAAP Financial Measures

The Company does not provide a reconciliation of forward-looking non-GAAP financial measures to their comparable GAAP financial measures because it could not do so without unreasonable effort due to the unavailability of certain information needed to calculate reconciling items. For example, the Company has not included a reconciliation of projected Adjusted EBITDA to GAAP net income (loss), which is the most directly comparable GAAP measure, for the periods presented in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company’s projected Adjusted EBITDA excludes certain items that are inherently uncertain and difficult to predict including, but not limited to, share-based compensation expense, income taxes, due diligence expenses and legal expenses. Due to the variability, complexity and limited visibility of the adjusting items that would be excluded from projected Adjusted EBITDA in future periods, management does not forecast them for internal use and therefore cannot create a quantitative projected Adjusted EBITDA to GAAP net income (loss) reconciliation for the periods presented without unreasonable efforts. A quantitative reconciliation of projected Adjusted EBITDA to GAAP net income (loss) for the periods presented would imply a degree of precision and certainty as to these future items that does not exist and could be confusing to investors. From a qualitative perspective, it is anticipated that the differences between projected Adjusted EBITDA to GAAP net income (loss) for the periods presented will consist of items similar to those described in the financial tables later in this release, including, for example and without limitation, share-based compensation expense, income taxes, due diligence expenses and legal expenses. The timing and amount of any of these excluded items could significantly impact the Company’s GAAP net income (loss) for a particular period. When planning, forecasting and analyzing future periods, the Company does so primarily on a non-GAAP basis without preparing a GAAP analysis.

If the Staff has any further questions or comments concerning these responses, please contact the undersigned by telephone at (281) 222-0021.

Sincerely,

BIOTE CORP.

/s/ Samar J. Kamdar

By: Samar J. Kamdar

Title: Chief Financial Officer

cc:

Teresa S. Weber, Chief Executive Officer of the Company

Marybeth Conlon, Vice President, Business Development, General Counsel and Corporate Secretary of the Company

Ryan Sansom, Partner at Cooley LLP

Peter Byrne, Partner at Cooley LLP